Exhibit 99.1

116700 PRESS RELEASE

AEGON APPOINTS VIMAL BHANDARI COUNTRY MANAGER INDIA

AEGON N.V. announces the appointment of Vimal Bhandari (46) as Country Manager India.

In his capacity as Executive Director at IL&FS, Mr. Bhandari has gained extensive experience in the Indian financial services industry. The appointment is in line with AEGON’s strategy to establish a presence in the fast growing insurance and savings market in India. Mr. Bhandari will be based in Mumbai.

The Hague, June 14, 2004

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